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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 08 2011
19 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Gunnar & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street - 11th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan A. Stein 212-440-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co., LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021609

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Stephan A. Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONI ANN ROMANO
Notary Public - State of New York
NO. 01RO6190365
Qualified in Kings County
My Commission Expires 7.28.2012

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants
1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Members
Joseph Gunnar & Co., LLC:

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (a wholly-owned subsidiary of Joseph Gunnar Holding Co., LLC) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 12, 2011

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets	
Cash	$ 37,497
Receivables:	
Due from clearing broker (Note 3)	1,253,099
Due from registered representatives	269,418
Due from related party (Note 7)	58,826
Clearing deposit (Note 3)	150,000
Other receivables	90,612
Prepaid expenses and other assets	54,824
Property and equipment, net of accumulated depreciation and amortization of $2,002,418 (Note 4)	51,713
Security deposits	20,274
Total assets	$ 1,986,263
Liabilities and Members' Equity	
Commissions payable	$ 817,151
Accounts payable and accrued expenses	587,827
Subordinated loan (Note 6)	200,000
Total liabilities	1,604,978
Commitments and contingencies (Note 5)	
Members' equity	381,285
Total liabilities and members' equity	$ 1,986,263

The accompanying notes are an integral part of this financial statement.

1. Organization

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH" or "Parent").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2010, the Company had not exceeded that limit.

Furniture and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Deferred Rent

Deferred rent represents the excess of rent expense on a straight-line basis over the annual rent payable.

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes and is responsible for New York City Unincorporated Business Taxes.

FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

The Company's income tax returns for the years ended December 31, 2007 through 2009 can still be examined by the taxing authorities.

3. **Due From Clearing Broker**

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker equal to 150% of its net capital requirement.

4. Property and Equipment

Property and equipment consists of the following:

Machinery and equipment	$ 1,301,476
Leasehold improvements	752,655
	2,054,131
Less accumulated depreciation	2,002,418
	$ 51,713

5. Commitments and Contingencies

Operating Leases

The Company leases its office space under an operating lease that was due to expire in September 2010. In 2010, the Company signed an amendment to the lease extending its term until January 2021. Per the amendment agreement, the Company incurs rent escalations on a yearly basis. The agreement also stipulates that the Company is allowed a credit to fixed rent for 4 months. As a result, the Company realized approximately $12,500 in deferred rent for the year ended December 1, 2010. The Company accounts for rent on a straight-line basis. Deferred rent payable as of December 31, 2010 is $12,479 and is included in accounts payable and accrued expenses on the Company's statement of financial condition. In addition, the Company is granted a tenant improvement allowance of $82,000 for improvements to leased office space that qualifies under the Lower Manhattan Revitalization Program. As of December 31, 2010, the Company has not utilized any of the allowance which is set to expire on March 31, 2011. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations.

Following is a summary of future minimum lease payments:

Year Ending December 31,	
2011	$ 351,567
2012	393,842
2013	403,238
2014	448,523
2015	465,061
Therafter	2,641,173
	$ 4,703,404

In 2008, the Company financed the purchase of leasehold improvements and furniture and fixtures under a financing lease that expires in June 2011. In 2010, the Company also entered into an equipment lease which expires in December 2013.

Following is a summary of future minimum lease payments for the two leases:

Year Ending December 31,	Operating Lease
2011	$ 42,438
2012	12,684
2013	12,684
2014	12,684
	$ 80,490

Legal Matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend such cases vigorously. The Company has established a reserve of $250,000 against the settlement of pending litigation.

6. Subordinated Loan

Pursuant to a Subordinated Loan Agreement effective June 23, 2009, the Company borrowed $300,000 from its clearing broker. As the fully Disclosed Clearing Agreement between the Company and the clearing broker dated April 27, 2007 was not terminated prior to May 15, 2010, one-third of the loan principal was forgiven. An additional one-third will be forgiven if the agreement has not been terminated prior to May 15, 2011, and entire payment obligation otherwise due at April 27, 2012 will be forgiven if the agreement has not been terminated. The loan calls for interest at the federal funds rate plus 4% per annum and is charged monthly against commission and fee income. The Subordinated Loan Agreement requires that the Company meet certain requirements with regard to its ratio of aggregate indebtedness to net capital and requires the continued employment of the Company's Chief Executive Officer and President.

At December 31, 2010, the Company has failed to maintain the maximum asset-to-ownership equity ratio or adequate equity under the terms of the Subordinated Loan Agreement. The agreement calls for an asset-to-ownership equity ratio of less than 4:1 and minimum equity of $750,000. Under the terms of the agreement, the lender has the right to call for accelerated repayment of the loan balance.

7. Related Party Transaction

During 2010, the Company paid management fees totaling $430,500 to JGH. Amounts loaned to JHG and included in due from related party totaling $58,826 is noninterest bearing, unsecured, with no terms for repayment.

8. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

9. 401(K) Plan

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were no matching contributions during the year ended December 31, 2010.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had regulatory net capital of $255,409, which exceeded its requirement of $100,000 by $155,409. The ratio of aggregate indebtedness to net capital was 0.34 to 1.

11. Subsequent Events

The Company has evaluated its subsequent events through February 12, 2011, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring disclosure.